FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For:      Period, August – September 2003

TRANSCO plc

1-3 Strand
London
WC2N 5EH
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCO plc
s/David C. Forward
By:_________________________
David C Forward
Authorised Signatory

Date: 6 October 2003

ANNEX 1 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

- Period August – September 2003

Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement:

24 September 2003 – National Grid Transco close period trading update for the six months ended 30 September 2003

24 September 2003

National Grid Transco close period trading update for the six months ended 30 September 2003

Strong Profit Before Tax and Earnings Growth

National Grid Transco plc (the "Group") is today issuing its trading update prior to entering its close period and the announcement of its interim results on Thursday 20 November 2003.

Group operating performance for the six months ended 30 September 2003 has been strong with the realisation of significant merger savings and continued cost reductions throughout the business. Due to a number or one-off benefits enjoyed in the same period last year, the expected reduction in US stranded cost recovery and exchange rate movements, operating profit (excluding exceptional items and goodwill amortisation) for the period is expected to be in line with the level delivered last year.

The effective tax rate on the profit before tax (excluding exceptional items and goodwill amortisation) is anticipated to be no higher than the 27% rate in the first half of last year.

The cash outflow associated with ongoing capital investment and programmes delivering restructuring and merger benefits is expected to be largely offset in net debt by the settlement of the EPIC bond in May 2003. Net debt is therefore expected to be broadly unchanged from the £14.2bn level at the same point last year.

Overall, profit before tax (excluding exceptional items and goodwill amortisation) is expected to be substantially ahead of the same period last year, benefiting from continued cost reductions and lower interest costs. We are on track to deliver significant earnings growth for the full year.

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to successfully achieve the integration of Lattice Group plc within National Grid Transco and/or the unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of any potential separation and disposal by National Grid Transco of any UK gas distribution network(s) and any adverse consequences arising from outages on or otherwise effecting energy networks owned and/or operated by National Grid Transco.

For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the United States Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on 20F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Contacts

Investors

Marcy Reed               +44 (0)20 7004 3170     +44 (0)7768 490807(m)

Terry McCormick       +44 (0)20 7004 3171    +44 (0)7768 045139(m)

Louise Clamp            +44 (0)20 7004 3172     +44 (0)7768 555641(m)

Bob Seega (US)        +1 508 389 2598 (US)

Media

Clive Hawkins           +44 (0)20 7004 3147

Citigate Dewe Rogerson:     +44 (0)20 7638 9571

Anthony Carlisle        +44 (0)7973 611888(m)